FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC SEES NO MATERIAL EFFECT FROM

DUTCH DECISION ON INTERNET GAMING

Narrow vote against Holland Casino e-gaming site has no material impact;

E-gaming software leader expects busy spring with new revenue generation initiatives

April 2, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today confirmed that the company will not be affected materially by a narrow vote by Dutch parliamentarians that will prevent Holland Casino from establishing an Internet gaming site. While CryptoLogic had hoped to benefit from the establishment of such a site, the company has been fully compensated for its development work and has other revenue-generation initiatives underway in both Europe and Asia.

“While advocates of safe, secure and regulated e-gaming are disappointed with the Dutch decision, CryptoLogic never places all its bets on one table,” said Brian Hadfield, CryptoLogic’s President and CEO. “That’s why this decision will have no material impact on our business. We recognized the challenge in Holland early and prepared our business by accelerating other revenue-generating initiatives.”

CryptoLogic expects to benefit from various new initiatives this spring and summer. These include the release of non-download poker for all customers; the launch of the new World Poker Tour casino; a fresh release of casino games; and new software development for Betsafe, Sun Poker and World Poker Tour’s German- and Spanish-language products. The company also has a healthy pipeline of potential new licensees.

One year ago, CryptoLogic announced a licensing contract with Holland Casino, the Netherlands’ government-licensed casino operator. The agreement was subject to ratification. This week, the decision not to allow the Internet casino was taken in a narrow 37-35 vote. The decision contrasts with the approaches of the United Kingdom and other nations that are opting for the fiscal and consumer protection benefits that come with regulating Internet gaming.

CryptoLogic has long advocated a regulated and transparent gaming environment for the protection of players and the benefit of taxpayers in all countries. CryptoLogic remains one of the first and only software providers that has earned government certification in the world’s most stringent regulatory jurisdictions.

“CryptoLogic will continue to advocate regulation as the logical solution for all Internet gaming stakeholders – including players, investors and taxpayers,” Hadfield said. “CryptoLogic will remain focused on delivering ground-breaking, customized innovations to the world’s blue-chip gaming and entertainment brands — and on growing our business around the world.”

TEL 353 (0) 1 631 9000     FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.